Exhibit 99.1

LightInTheBox Reports 9.4% Revenue Growth for Full Year 2017

Beijing, China, March 23, 2018 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the full year and the fourth quarter of 2017.

Full Year 2017 Highlights

•                      Net revenues increased 9.4% year-over-year to $319.9 million

•                      Net revenues from product sales increased 12.2% year-over-year

•                      Product sales in the apparel category increased 11.1% year-over-year

•                      Sales made through mobile devices increased 22.1% year-over-year. Sales made through the Company’s mobile app increased 73.6% year-over-year

•                      General and Administrative expenses as a percentage of total net revenues decreased to 9.3% from 11.8% in 2016

•                      Fulfillment expenses as a percentage of total net revenues dropped to 5.4% from 5.8% in 2016

•                      Revenues from South America and Russia increased 51.2% and 21.1% year-over-year, respectively

Full Year 2017 Financial Results

Net revenues increased 9.4% year-over-year to $319.9 million from $292.5 million in 2016. Net revenues from product sales were $294.0 million, compared with $262.1 million in 2016. Net revenues from service and others were $25.9 million, compared with $30.4 million in 2016. As a percentage of net revenues, service and others accounted for 8.1% in 2017.

Total orders of product sales were 6.7 million for the full year of 2017, compared with 6.6 million in 2016. Total number of product sales customers was 4.9 million for the full year of 2017, flat with 2016.

Product sales in the apparel category were $99.2 million for the full year of 2017, compared with $89.3 million in 2016. As a percentage of product sales, apparel revenues accounted for 33.7% for the full year of 2017, compared with 34.1% in 2016. Product sales from other general merchandise were $194.8 million for the full year of 2017.

Product sales from Europe were $153.7 million for the full year of 2017, compared with $145.2 million in 2016, representing 52.3% of total product sales for the full year of 2017. Product sales from North America were $73.3 million, compared with $77.8 million in 2016, representing 24.9% of total product sales for the full year of 2017, while product sales from other countries were $67.0 million, representing 22.8% of total product sales for the full year of 2017.

Total cost of revenues was $214.3 million in the full year of 2017, compared with $188.9 million in 2016. Cost for product sales was $189.9 million in the full year of 2017, compared with $160.6 million in 2016. Cost for service and others was $24.4 million in the full year of 2017, compared with $28.3 million in 2016.

Gross profit for the full year of 2017 was $105.6 million, compared with $103.6 million in 2016. Gross margin was 33.0% in the full year of 2017, compared with 35.4% in 2016.

Total operating expenses in the full year of 2017 were $115.8 million, compared with $112.6 million in 2016.

•             Fulfillment expenses in the full year of 2017 were $17.3 million, compared with $17.1 million in 2016. As a percentage of total net revenues, fulfillment expenses were 5.4% for the full year of 2017, compared to 5.8% in 2016.

•             Selling and marketing expenses in the full year of 2017 were $68.9 million, compared with $61.1 million in 2016. As a percentage of total net revenues, selling and marketing expenses were 21.5% for the full year of 2017, compared to 20.9% in 2016.

•             General and administrative (G&A) expenses in the full year of 2017 were $29.6 million, compared with $34.5 million in 2016. As a percentage of total net revenues, G&A expenses were 9.3% for the full year of 2017, compared with 11.8% in 2016. G&A expenses in the full year of 2017 included $10.4 million in technology investments, compared with $12.8 million in 2016.

Loss from operations was $10.2 million in the full year of 2017, compared with a loss from operations of $9.1 million in 2016.

Net loss was $9.5 million in the full year of 2017, compared with a net loss of $8.7 million in 2016.

Net loss per American Depository Share (“ADS”) was $0.14 in the full year of 2017, flat with 2016. Each ADS represents two ordinary shares.

Fourth Quarter 2017 Financial Results

Net revenues decreased 3.7% year-over-year to $91.6 million from $95.2 million in the same quarter of 2016. Net revenues from product sales were $83.1 million, compared with $84.7 million in the same quarter of 2016. Net revenues from service and others were $8.5 million, compared with $10.5 million in the same quarter of 2016. As a percentage of net revenues, service and others accounted for 9.2% during the fourth quarter of 2017.

Total orders of product sales were 1.7 million for the fourth quarter of 2017, compared with 2.2 million in the same quarter of 2016. Total number of product sales customers was 1.4 million for the fourth quarter of 2017, compared with 1.7 million in the same quarter of 2016.

Product sales in the apparel category were $25.3 million for the fourth quarter of 2017, compared with $24.1 million in the same quarter of 2016. As a percentage of product sales, apparel revenues accounted for 30.4% for the fourth quarter of 2017, compared with 28.5% in the same quarter of 2016. Product sales from other general merchandise were $57.8 million for the fourth quarter of 2017.

Product sales from Europe were $44.5 million for the fourth quarter of 2017, compared with $47.0 million in the same quarter of 2016, representing 53.5% of total product sales for the fourth quarter of 2017. Product sales from North America were $19.0 million, compared with $22.7 million in the same quarter of 2016, representing 22.9% of total product sales for the fourth quarter of 2017, while product sales from other countries were $19.6 million, representing 23.6% of total product sales for the same quarter.

Total cost of revenues was $64.4 million in the fourth quarter of 2017, compared with $63.4 million in the same period of 2016. Cost for product sales was $56.7 million in the fourth quarter of 2017, compared with $53.6 million in the same period of 2016. Cost for service and others was $7.7 million in the fourth quarter of 2017, compared with $9.8 million in the same period of 2016.

Gross profit for the fourth quarter of 2017 was $27.2 million, compared with $31.8 million in the same period of 2016. Gross margin was 29.7% in the fourth quarter of 2017, compared with 33.4% in the same quarter of 2016.

Total operating expenses in the fourth quarter of 2017 were $30.8 million, compared with $34.2 million in the same quarter of 2016.

•             Fulfillment expenses in the fourth quarter of 2017 were $5.0 million, compared with $4.6 million in the same quarter of 2016. As a percentage of total net revenues, fulfillment expenses were 5.5% for the fourth quarter of 2017, compared to 4.8% in the same quarter of 2016 and 5.4% in the third quarter of 2017.

•             Selling and marketing expenses in the fourth quarter of 2017 were $17.8 million, compared with $19.5 million in the same quarter of 2016. As a percentage of total net revenues, selling and marketing expenses were 19.4% for the fourth quarter of 2017, compared to 20.5% in the same quarter of 2016 and 23.1% in the third quarter of 2017.

•             General and administrative (G&A) expenses in the fourth quarter of 2017 were $8.0 million, compared with $10.1 million in the same quarter of 2016. As a percentage of total net revenues, G&A expenses were 8.7% for the fourth quarter of 2017, compared with 10.6% in the same quarter of 2016 and 8.6% in the third quarter of 2017. G&A expenses in the fourth quarter of 2017 included $2.7 million in technology investments, compared with $3.1 million in the same quarter of 2016.

Loss from operations was $3.6 million in the fourth quarter of 2017, compared with a loss from operations of $2.4 million in the same quarter of 2016.

Net loss was $3.5 million in the fourth quarter of 2017, compared with a net loss of $2.4 million in the same quarter of 2016.

Net loss per ADS was $0.05 in the fourth quarter of 2017, compared with net loss per ADS of $0.04 in the same quarter of 2016. Each ADS represents two ordinary shares.

For the fourth quarter of 2017, the Company’s weighted average number of ADSs used in computing loss per ADS was 68,565,927.

As of December 31, 2017, the Company had cash and cash equivalents and restricted cash of $70.0 million, compared with $71.1 million as of September 30, 2017.

Share Repurchase Program Extension

On June 15, 2017, the Company announced the extension of its existing share repurchase program for an additional twelve month period from June 15, 2017 through June 14, 2018 to continue to repurchase up to the remaining balance of the $10 million of its American Depositary Shares (“ADSs”).  As of December 31, 2017, the Company had repurchased a total of $3.9 million of its ADSs.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 23 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of December 31,
	2016	2017
ASSETS
Current Assets
Cash and cash equivalents	89,517	68,441
Restricted cash	1,559	1,573
Accounts receivable	2,401	3,433
Inventories, net	10,587	11,841
Prepaid expenses and other current assets	9,674	15,696
Total current assets	113,738	100,984
Property and equipment, net	1,071	920
Acquired intangible assets, net	215	210
Goodwill	690	690
Long-term rental deposit	638	671
Long-term investment	1,849	5,262
TOTAL ASSETS	118,201	108,737

LIABILITIES
Current Liabilities
Accounts payable	22,523	22,430
Advance from customers	8,758	10,110
Accrued expenses and other current liabilities	21,084	20,727
Total current liabilities	52,365	53,267
TOTAL LIABILITIES	52,365	53,267

EQUITY
Ordinary shares	10	11
Treasury shares, at cost	(20,806)	(23,907)
Additional paid-in capital	236,949	238,851
Accumulated deficit	(149,738)	(159,286)
Accumulated other comprehensive loss	(579)	(199)
TOTAL EQUITY	65,836	55,470
TOTAL LIABILITIES AND EQUITY	118,201	108,737

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2016	2017	2016	2017
Net revenues
Product sales	84,749	83,140	262,083	293,951
Services and others	10,431	8,471	30,404	25,930
Total net revenues	95,180	91,611	292,487	319,881
Cost of revenues
Product sales	(53,566)	(56,665)	(160,566)	(189,816)
Services and others	(9,795)	(7,775)	(28,371)	(24,445)
Total Cost of revenues	(63,361)	(64,440)	(188,937)	(214,261)
Gross profit	31,819	27,171	103,550	105,620
Operating expenses
Fulfillment	(4,586)	(5,028)	(17,052)	(17,291)
Selling and marketing	(19,526)	(17,756)	(61,090)	(68,891)
General and administrative	(10,073)	(7,978)	(34,492)	(29,605)
Total operating expenses	(34,185)	(30,762)	(112,634)	(115,787)
Loss from operations	(2,366)	(3,591)	(9,084)	(10,167)
Exchange loss on offshore bank accounts	(190)	(46)	(120)	(89)
Interest income	112	70	518	581
Loss before income taxes	(2,444)	(3,567)	(8,686)	(9,675)
Income taxes expenses	(12)	(51)	(54)	(81)
Gain from equity method investments	38	79	17	208
Net loss	(2,418)	(3,539)	(8,723)	(9,548)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	137,888,454	137,131,854	127,180,801	137,641,562
—Diluted	137,888,454	137,131,854	127,180,801	137,641,562

Net loss per ordinary share
—Basic	(0.02)	(0.03)	(0.07)	(0.07)
—Diluted	(0.02)	(0.03)	(0.07)	(0.07)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.04)	(0.05)	(0.14)	(0.14)
—Diluted	(0.04)	(0.05)	(0.14)	(0.14)

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2016	2017	2016	2017
Net loss	(2,418)	(3,539)	(8,723)	(9,548)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	255	170	1,395	769
Share-based compensation	495	411	2,317	1,865
Inventory write-down	474	458	3,286	2,065
Exchange loss on offshore bank accounts	190	46	120	89
Gain from equity method investments	(38)	(79)	(17)	(208)
Changes in operating assets and liabilities
Accounts receivable	139	(1,143)	(1,707)	(973)
Inventories	(2,159)	(945)	(2,642)	(3,293)
Prepaid expenses and other current assets	(2,094)	(329)	(4,659)	(5,985)
Accounts payable	8,681	7,501	(6,813)	(108)
Advance from customers	(1,960)	(2,570)	476	1,345
Accrued expense and other current liabilities	1,450	1,140	1,635	(837)
Long-term rental deposit	1	12	(2)	(12)
Net cash provided by (used in) operating activities	3,016	1,133	(15,334)	(14,831)
Cash flows from investing activities
Purchase of property and equipment	(95)	(238)	(334)	(556)
(Increase)decrease in restricted cash	(479)	(136)	47	(15)
Payment for long term investment	—	—	—	(2,950)
Net cash used in investing activities	(574)	(374)	(287)	(3,521)
Cash flows from financing activities
Issuance of ordinary shares	—	—	76,499	—
Cash proceeds from exercise of option	—	14	22	37
Payment of private placement offering expenses	(153)	—	(1,076)	—
Repurchase of ordinary shares	(462)	(2,070)	(810)	(3,101)
Net cash (used in) provided by financing activities	(615)	(2,056)	74,635	(3,064)
Effect of exchange rate changes on cash and cash equivalents	(378)	108	(398)	340
Cash and cash equivalents at beginning of period	88,068	69,630	30,901	89,517
Cash and cash equivalents at end of period	89,517	68,441	89,517	68,441